UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            POLAROID HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    73109X104
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                                 (CUSIP Number)

                                PRIMARY PDC, INC.
                                1265 Main Street
                                Waltham, MA 02451
                           Attention: Mark S. Stickel
                                 (781) 386-6505
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 With Copies to:

                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                               New York, NY 10022
                         Attention: Fred S. Hodara, Esq.
                                 (212) 872-1000

                                 April 14, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note:  Schedules  filed in paper format shall include a signed original and five
(5) copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 34 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No.: 73109X104                                          Page 2 of 34 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

                 Primary PDC, Inc.

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group
     (a)  |_|
     (b)  |_|

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

           OO

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

           Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power

                                   0
--------------------------------------------------------------------------------
    NUMBER OF      8.    Shared Voting Power
      SHARES
   BENEFICIALLY                    2,120,562
     OWNED BY      -------------------------------------------------------------
       EACH        9.    Sole Dispositive Power
    REPORTING
      PERSON                       0
       WITH        -------------------------------------------------------------
                   10.   Shared Dispositive Power

                                   2,120,562
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

           2,120,562

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

           6.0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

           CO--Corporation

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
                                  SCHEDULE 13D

CUSIP No.: 73109X104                                          Page 3 of 34 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

           Wind Down Associates LLC

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
     (a)  |_|
     (b)  |_|

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

           Not applicable

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

           Delaware

--------------------------------------------------------------------------------

                   7.    Sole Voting Power

                                   0
--------------------------------------------------------------------------------
    NUMBER OF      8.    Shared Voting Power
      SHARES
   BENEFICIALLY                    2,120,562
     OWNED BY      -------------------------------------------------------------
       EACH        9.    Sole Dispositive Power
    REPORTING
      PERSON                       0
       WITH        -------------------------------------------------------------
                   10.   Shared Dispositive Power

                                   2,120,562
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

           2,120,562

--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row 11 Excludes Certain
    Shares (See Instructions)                               [ ]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

           6.0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

           OO - Limited Liability Company

--------------------------------------------------------------------------------
* Includes 2,120,562 shares beneficially owned by Primary PDC, Inc. Wind Down Associates LLC disclaims beneficial ownership of such shares.

                                                              Page 4 of 34 Pages


                                  SCHEDULE 13D

     This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Polaroid Holding Company, a Delaware corporation (the "Company").

Item 1. SECURITY AND ISSUER

     This Statement relates to the Company's Common Stock. The address of the principal executive offices of the Company is 1265 Main Street, Waltham, MA 02451.

Item 2. IDENTITY AND BACKGROUND

     (a)-(c), (f) This Schedule 13D is being filed by (1) Primary PDC, Inc., a Delaware corporation ("Primary PDC"); and (2) Wind Down Associates LLC, a Delaware limited liability company ("Wind Down Associates" and, together with Primary PDC, the "Reporting Persons").

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Set forth on Exhibit 8 attached hereto is a schedule of the directors and executive officers of Primary PDC and a schedule of the Managing Directors of Wind Down Associates. The address of the principal office of each Reporting Person is as follows:

      Primary PDC              1265 Main Street
                               Waltham, MA 02451

      Wind Down Associates     2701 North Rocky Point Drive
                               Suite 183
                               Tampa, FL 33607

     On October 12, 2001, Primary PDC (then known as Polaroid Corporation) and its U.S. subsidiaries (the "Debtor Subsidiaries") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in Wilmington, Delaware (the "Bankruptcy Court").

     On July 31, 2002, the Company acquired (the "Acquisition"), through certain of its subsidiaries, substantially all of Primary PDC's assets and the stock of its foreign subsidiaries pursuant to the Second Amended and Restated Asset Purchase Agreement by and among the Company, Primary PDC and the subsidiaries of Primary PDC named therein, dated as of July 3, 2002, as amended by Amendment No. 1 to Second Amended and Restated Asset Purchase Agreement by and among the Company, Primary PDC and the subsidiaries of Primary PDC named therein, dated as of July 31, 2002 (as so amended, the "Amended Purchase Agreement"). As partial consideration for the Acquisition, the Company issued to Primary PDC 10,769,230 shares (the "Common Shares") of its Common Stock. (The number of Common Shares has been adjusted to give effect to a 10-for-1 stock split in the Common Stock that occurred on July 24, 2003.)

     The Third Amended Joint Plan of Reorganization of Primary PDC (the "Plan") and its Debtor Subsidiaries and the Official Committee of Unsecured Creditors provides for the distribution of the Common Shares to the holders of allowed general unsecured claims against Primary PDC.

     On November 18, 2003, the Bankruptcy Court confirmed the Plan by the entry of its Findings of Fact, Conclusions of Law and Order Confirming the Third Amended Joint Plan of Reorganization of Primary PDC, Inc. (f/k/a Polaroid Corporation) and its Debtor Subsidiaries and the Official Committee of Unsecured Creditors (the "Confirmation Order"). The Plan became effective on December 17, 2003 (the "Effective Date").

                                                              Page 5 of 34 Pages


     In accordance with the Plan and the Confirmation Order, the Bankruptcy Court named Wind Down Associates as Plan Administrator for Primary PDC. Moreover, in accordance with the Plan and the Confirmation Order, on the Effective Date all of the shares of capital stock of Primary PDC then outstanding were canceled, one share of common stock, $.01 par value per share, of Primary PDC was issued to Wind Down Associates, and Mark Stickel, a Managing Director of Wind Down Associates, was appointed to serve as the sole officer and director of Primary PDC.

     On April 23, 2004, pursuant to the terms of the Plan and the Confirmation Order, Primary PDC distributed 8,648,668 of the Common Shares to approximately 525 holders of general unsecured claims against Primary PDC.

     The balance of the Common Shares (2,120,562 shares of Common Stock) has been retained by Primary PDC subject to the final resolution of all disputed claims pending against Primary PDC. Upon the final resolution of all such claims, it is anticipated that the remaining Common Shares, any cash resulting from the sale or other disposition of a portion of the remaining Common Shares, and any other assets held by Primary PDC, will be distributed to the holders of allowed general unsecured claims against Primary PDC, and that Primary PDC will be dissolved in accordance with the pertinent provisions of the Delaware General Corporation Law, as amended.

     The principal business of Primary PDC is to marshal the assets of Primary PDC, resolve all pending claims of creditors against Primary PDC, and distribute the remaining Common Shares, plus any cash or other assets of Primary PDC, to the holders of allowed general unsecured claims against Primary PDC.

     The principal business of Wind Down Associates is to provide crisis and bankruptcy consulting services.

     (d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons set forth on
Exhibit 8 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Amended Purchase Agreement, the Company, through its subsidiaries, purchased substantially all of the assets of Primary PDC and its subsidiaries out of bankruptcy. In connection with the Acquisition, the Company issued 10,769,230 shares of its Common Stock to Primary PDC. (This number reflects the 10 for 1 stock split effected by the Company on July 24, 2003.)

Item 4. PURPOSE OF TRANSACTION

     (a)-(j) Primary PDC acquired the Common Shares from the Company as partial consideration for the sale of substantially all of its assets to the Company. Pursuant to the Plan and the Confirmation Order, and subject to the resolution of various disputed claims pending against Primary PDC, Primary PDC intends to distribute the remaining Common Shares, any cash resulting from the sale or other disposition of a portion of the remaining Common Shares, and any other assets held by Primary PDC to the holders of allowed general unsecured claims against Primary PDC, as part of the final and complete liquidation of Primary PDC. Following such liquidation, Primary PDC will be dissolved in accordance with the pertinent provisions of the Delaware General Corporation Law, as amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) Through the date of this filing, Primary PDC beneficially owns 2,120,562 shares of Common Stock (6.0% of all shares of Common Stock outstanding). Wind Down Associates may be deemed to share the voting and dispositive power of the shares of Common Stock owned by Primary PDC by virtue of, and this form is being filed solely because of, Wind Down Associates' record ownership of the single share of capital stock of Primary PDC issued and outstanding.

                                                              Page 6 of 34 Pages


        Wind Down Associates disclaims beneficial ownership of the Common Shares held by Primary PDC.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Wind Down Associates is the beneficial owner of the Common Stock referred to in this Item for purposes of Section 13(d) of the Exchange Act or any other purpose.

     Other than the distribution of 8,648,668 of the Common Shares to the holders of allowed general unsecured claims against Primary PDC described in
Item 2, none of the Reporting Persons have, and to the knowledge of the Reporting Persons, no director or executive officer of any of the Reporting Persons has, effected any transaction in shares of Common Stock during the period extending from the date 60 days prior to the date hereof to the date of this filing.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth, or incorporated by reference, in Items 2 through 5 is hereby incorporated herein by reference. To the Reporting Persons' knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company. The summaries of the agreements described in paragraphs (a) and (b) of this Item 6 are subject to and qualified in their entirety by reference to the actual agreements which are filed with the Securities and Exchange Commission as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

     The summaries of the documents described in paragraphs (c), (d) and (e) of this Item 6 are subject to and qualified in their entirety by reference to the actual documents filed with the Securities and Exchange Commission as exhibits to this Schedule 13D.

     (a) On November 27, 2002, One Equity Partners LLC, a Delaware limited liability company ("OEP"), and the Company entered into a Securities Holders
Agreement (as amended and restated, the "Securities Holders Agreement"). Pursuant to the Securities Holders Agreement, so long as OEP and its affiliates and permitted transferees own 35% of the outstanding Common Stock, each of the investors party thereto agrees to take all necessary actions to ensure that the size and the composition of the Board of Directors of the Company is consistent with OEP's designation (including resignations and replacements). This voting agreement will terminate upon the consummation of a public offering by the Company that results in proceeds to the Company of at least $50,000,000.

     (b) The Company, OEP and certain other parties signatory thereto also entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") which expires by its terms ten years from the date of its effectiveness. Pursuant to the Registration Rights Agreement, OEP and its affiliates and permitted transferees have the right to require the Company on one or more occasions to file registration statements with the Securities and Exchange Commission registering the shares held by them. OEP and the Investors also have the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Securities and Exchange Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.

     (c) In connection with the Acquisition, the Company and Primary PDC entered into a Registration Rights Agreement, dated July 31, 2002 (the "Acquisition Registration Rights Agreement"). In accordance with the terms and subject to the conditions set forth therein, the Company agreed to file a registration statement with the Securities and Exchange Commission registering the Common Shares and the shares (the "Preferred Shares") of Series A 8.0% Cumulative Compounding Preferred Stock, $.001 par value per share, of the Company issued to Primary PDC in connection with the Acquisition. The company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Acquisition Registration Rights Agreement and to indemnify Primary PDC against certain liabilities in connection with any such registration.

                                                              Page 7 of 34 Pages


     (d) On September 3, 2003, the Bankruptcy Court entered the Stipulated Order
(A) Amending Registration Rights Agreements and (B) Resolving Certain Related Matters (the "First Stipulated Order"). The First Stipulated Order amended certain provisions of the Acquisition Registration Rights Agreement relating to the registration of the Common Shares and the Preferred Shares.

     (e) On April 14, 2004,  the Bankruptcy  Court entered the Stipulated  Order
(A) Resolving Motion of the Plan Administrator to Compel Polaroid Holding Company to Comply with the Stipulated Order dated as of September 3, 2003, and
(B) Resolving Certain Related Matters (the "Second Stipulated Order"). The Second Stipulated Order modified certain provisions of the First Stipulated Order relating to the registration of the Common Shares and the Preferred Shares.


Item 7. MATERIALS TO BE FILED AS EXHIBITS

        This Item 7 is incorporated herein by reference.

                                                              Page 8 of 34 Pages
                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 6, 2004                      PRIMARY PDC, INC.


                                        By: /s/ Mark S. Stickel
                                        ----------------------------------------
                                        Name:  Mark S. Stickel
                                        Title: President


Dated: May 6, 2004                      WIND DOWN ASSOCIATES LLC


                                        By: /s/ Mark S. Stickel
                                        ----------------------------------------
                                        Name:  Mark S. Stickel
                                        Title: Authorized Signatory

                                                              Page 9 of 34 Pages


                                  EXHIBIT INDEX

 EXHIBIT
 NUMBER    EXHIBIT NAME                                                 Page No.
---------- ---------------------                                        --------

   (1) Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.1 of the Form 8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

   (2) Amendment No. 1, dated as of July 31, 2002, to the Second Amended and Restated Asset Purchase Agreement, dated as of July 3, 2002, by and among OEP Imaging Corporation, Polaroid Corporation and the Polaroid Subsidiaries party thereto (incorporated herein by reference to Exhibit 2.2 of the Form 8-K of Primary PDC, Inc. filed with the Securities and Exchange Commission on August 15, 2002).

   (3) Amended and Restated Securities Holders Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the investors party thereto (incorporated herein by reference to Exhibit 10.1 (h) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

   (4) Registration Rights Agreement, dated as of February 5, 2003, by and among Polaroid Holding Company, One Equity Partners LLC, and the investors party thereto (incorporated herein by reference to Exhibit 4.2(a) to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on April 14, 2004).

   (5)     Registration Rights Agreement, dated as of July 31, 2002,
           by and among OEP Imaging Corporation Rk/n/a Polaroid
           Holding Company), Polaroid Corporation (/k/n/a Primary PDC,
           Inc.) and, solely for the purpose of agreeing to be bound
           by Sections 7.1, 8.1 and 8.2 thereof, One Equity Partners,
           LLC........................................................        10

   (6)     Stipulated Order (A) Amending Registration Rights Agreement
           and (B) Resolving Certain Related Matters, in the form
           entered by the United States Bankruptcy Court for the
           District of Delaware on September 3, 2003..................        23

   (7)     Stipulated Order (A) Resolving Motion of the Plan
           Administrator to Compel Polaroid Holding Sompany to
           Comply with the Stipulated Order dated as of September
           3, 2003 and B) Resolving Certain Related Matters, in
           the form entered by the United States Bankruptcy Court
           for the District of Delaware on April 14, 2004.............        28

   (8)     Directors and Executive Officers of the Reporting Persons.         33

   (9)     Joint Filing Statement, dated as of May 4, 2004 by
           and between Primary PDC, Inc. and Wind Down Associates
           LLC........................................................        34